Exhibit 2.2

EMPLOYEE MATTERS AGREEMENT

BY AND BETWEEN

VECTOR GROUP LTD.

AND

DOUGLAS ELLIMAN, INC.

Dated as of December 21, 2021

TABLE OF CONTENTS

		Page
ARTICLE I
DEFINITIONS

Section 1.1	Definitions	5
Section 1.2	General Interpretive Principles	10

ARTICLE II
GENERAL PRINCIPLES

Section 2.1	Employees	11
Section 2.2	Assumption and Retention of Liabilities; Related Assets	11
Section 2.3	Spinco Participation in Vector Plans	12
Section 2.4	Service Recognition	12

ARTICLE III
U.S. QUALIFIED DEFINED BENEFIT PLAN

Section 3.1	Defined Benefit Pension Plans	12

ARTICLE IV
U.S. QUALIFIED DEFINED CONTRIBUTION PLANS

Section 4.1	Vector 401(k) Plan	12
Section 4.2	Spinco 401(k) Plan	12

ARTICLE V
NONQUALIFIED PLANS

Section 5.1	Vector Supplemental Retirement Plan	13
Section 5.2	No Separation from Service	13

ARTICLE VI
U.S. HEALTH AND WELFARE PLANS

Section 6.1	Vector Health and Welfare Plans	13
Section 6.2	Spinco Health & Welfare Plans	13
Section 6.3	Time-Off Benefits	13
Section 6.4	Severance Pay Plans	13

ARTICLE VII
TREATMENT OF OUTSTANDING EQUITY AWARDS

Section 7.1	Vector Option Awards	14
Section 7.2	Vector Time-Based Restricted Stock Awards	14

Exhibits

Exhibit A	Certain Employees
Exhibit B	Vector Health & Welfare Plans
Exhibit C	Spinco Health & Welfare Plans

EMPLOYEE MATTERS AGREEMENT

THIS EMPLOYEE MATTERS AGREEMENT (this “Agreement”), dated as of December 21, 2021, is by and between Vector Group Ltd., a Delaware corporation (“Vector”), and Douglas Elliman Inc., a Delaware corporation (“Spinco” and, together with Vector, each, a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, Vector, acting through its direct and indirect Subsidiaries, currently conducts a number of businesses, including (i) the Spinco Business (real estate brokerage and other services and property technology investment), and (ii) the Vector Retained Business (tobacco manufacturing, distribution and sale and real estate investments);

WHEREAS, the Board of Directors of Vector (the “Vector Board”) has determined that it is appropriate, desirable and in the best interests of Vector and its stockholders to separate into two independent, publicly traded companies: Vector and Spinco, on the terms and subject to the conditions set forth in the Distribution Agreement (as defined below);

WHEREAS, in order to effectuate the foregoing, Vector and Spinco have entered into a Distribution Agreement, dated as of December 21, 2021, (the “Distribution Agreement”), pursuant to which and subject to the terms and conditions set forth therein, the Spinco Business shall be separated from the Vector Retained Business, and all of the issued and outstanding shares of Spinco Common Stock beneficially owned by Vector shall be distributed to the holders of the issued and outstanding Vector Common Stock; and

WHEREAS, Vector and Spinco have agreed to enter into this Agreement for the purpose of allocating Assets, Liabilities and responsibilities with respect to certain employee compensation and benefit plans, programs and arrangements, and certain employment matters between and among them.

NOW, THEREFORE, in consideration of the premises and of the respective agreements and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Action” means any claim, demand, complaint, charge, action, cause of action, suit, countersuit, arbitration, litigation, inquiry, proceeding or investigation by or before any Governmental Authority or any arbitration or mediation tribunal.

“Agreement” shall have the meaning ascribed thereto in the preamble to this Agreement, including all the exhibits hereto, and all amendments made hereto from time to time.

“Asset” means any right, property or asset, whether real, personal or mixed, tangible or intangible, of any kind, nature and description, whether accrued, contingent or otherwise, and wherever situated and whether or not carried or reflected, or required to be carried or reflected, on the books of any Person.

“COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Sections 601 through 608 of ERISA.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Distribution” shall mean the distribution by Vector to holders of record of shares of Vector Common Stock (including Vector Common Stock underlying outstanding Vector Equity Awards) as of the Distribution Record Date of 100% of the Spinco Common Stock owned by Vector on the basis of one share of Spinco Common Stock for every two outstanding shares of Vector Common Stock.

“Distribution Agreement” shall have the meaning ascribed thereto in the recitals to this Agreement.

“Distribution Date” shall have the meaning ascribed thereto in the Distribution Agreement.

“DOL” means the U.S. Department of Labor.

“Employee Representative Body” means any union, works council, or other agency or representative body certified or otherwise recognized for the purposes of bargaining collectively or established for the purposes of notification of or consultation on behalf of any employees.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Former Spinco Employee” means any former employee who terminated employment with all members of the Vector controlled group of corporations before the Distribution Date and who was last employed by, or designated prior to the Distribution Date as having been employed by a member of the Spinco Group or any entity primarily carrying on the Spinco Business.

“Former Vector Employee” means any former employee who terminated employment with all members of the Vector controlled group of corporations before the Distribution Date and who was last employed by, or designated prior to the Distribution Date as having been employed by a member of the Vector Group or any entity primarily carrying on the Vector Retained Business.

“Governmental Authority” means any federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, official, the NYSE, NASDAQ or other regulatory, administrative or governmental authority.

“Group” means the Vector Group and/or the Spinco Group, as the context requires.

“Information” shall mean all information, whether in written, oral, electronic or other tangible or intangible form, stored in any medium, including non-public financial information, studies, reports, records, books, accountants’ work papers, contracts, instruments, flow charts, data, communications by or to attorneys, memos and other materials prepared by attorneys and accountants or under their direction (including attorney work product) and other financial, legal, employee or business information or data.

“IRS” means the U.S. Internal Revenue Service.

“Law” means all laws, statutes and ordinances and all regulations, rules and other pronouncements of Governmental Authorities having the effect of law of the United States, any foreign country, or any domestic or foreign state, province, commonwealth, city, country, municipality, territory, protectorate, possession or similar instrumentality, or any Governmental Authority thereof.

“Liabilities” means all debts, liabilities, obligations, responsibilities, Losses, damages (whether compensatory, punitive, or treble), fines, penalties and sanctions, absolute or contingent, matured or unmatured, liquidated or unliquidated, foreseen or unforeseen, joint, several or individual, asserted or unasserted, accrued or unaccrued, known or unknown, whenever arising, including without limitation those arising under or in connection with any Law, Action, threatened Action, order or consent decree of any Governmental Authority or any award of any arbitration tribunal, and those arising under any contract, guarantee, commitment or undertaking, whether sought to be imposed by a Governmental Authority, private party, or a Party, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, or otherwise, and including any costs, expenses, interest, attorneys’ fees, disbursements and expense of counsel, expert and consulting fees, fees of third-party administrators and costs related thereto or to the investigation or defense thereof.

“Loss” means any claim, demand, complaint, damages (whether compensatory, punitive, consequential, treble or other), fines, penalties, loss, liability, payment, cost or expense arising out of, relating to or in connection with any Action.

“NASDAQ” means The NASDAQ Stock Market LLC.

“NYSE” means the New York Stock Exchange.

“Participating Company” means Vector and any Person (other than a natural person) participating in a Vector Plan.

“Party” and “Parties” shall have the meanings ascribed thereto in the preamble to this Agreement.

“Person” means any natural person, corporation, business trust, limited liability company, joint venture, association, company, partnership or governmental, or any agency or political subdivision thereof.

“Plan” means, with respect to an entity, each plan, program, arrangement, agreement or commitment that is an employment, consulting, non-competition or deferred compensation agreement, or an executive compensation, incentive bonus or other bonus, employee pension, profit-sharing, savings, retirement, supplemental retirement, stock option, stock purchase, stock appreciation rights, restricted stock, other equity-based compensation, severance pay, salary continuation, life, health, hospitalization, sick leave, vacation pay, disability or accident insurance plan, corporate-owned or key-man life insurance or other employee benefit plan, program, arrangement, agreement or commitment, including any “employee benefit plan” (as defined in Section 3(3) of ERISA), entered into, sponsored or maintained by such entity (or to which such entity contributes or is required to contribute).

“Record Date” shall have the meaning ascribed thereto in the Distribution Agreement.

“Spinco” shall have the meaning ascribed thereto in the preamble to this Agreement.

“Spinco 401(k) Plan” means the Douglas Elliman LLC 401(k) Retirement Savings Plan.

“Spinco Business” shall have the meaning ascribed thereto in the Distribution Agreement.

“Spinco Common Stock” shall have the meaning ascribed thereto in the Distribution Agreement.

“Spinco Employee” means any individual who, immediately following the Distribution Date, will be employed by Spinco or any member of the Spinco Group in a capacity considered by Spinco to be common law employment, including active employees and employees on vacation and approved leaves of absence (including maternity, paternity, family, sick, short-term or long-term disability leave, qualified military service under the Uniformed Services Employment and Reemployment Rights Act of 1994, and leave under the Family Medical Leave Act and other approved leaves).

“Spinco Group” means, as of the Distribution Date, Spinco and each of its former and current Subsidiaries (or any predecessor organization thereof), and any corporation or entity that may become part of such Group from time to time thereafter. The Spinco Group shall not include any member of the Vector Group.

“Spinco Health & Welfare Plans” shall have the meaning ascribed thereto in Section 6.2 of this Agreement.

“Spinco Liabilities” shall have the meaning ascribed thereto in the Distribution Agreement.

“Spinco Participant” means any individual who, immediately following the Distribution Date, is a Spinco Employee, a Former Spinco Employee or a beneficiary, dependent or alternate payee of any of the foregoing.

“Spinco Plan” means any Plan sponsored, maintained or contributed to by any member of the Spinco Group, including, without limitation, the Spinco Health & Welfare Plans.

“Subsidiary” has the same meaning ascribed thereto in the Distribution Agreement.

“Taxes” has the same meaning ascribed thereto in the Distribution Agreement.

“U.S.” means the United States of America.

“Vector” shall have the meaning ascribed thereto in the preamble to this Agreement.

“Vector 401(k) Plan” means the Liggett Vector Brands Savings Plan.

“Vector Board” shall have the meaning ascribed thereto in the recitals to this Agreement.

“Vector Common Stock” means the issued and outstanding shares of Vector common stock, par value $0.01 per share, of Vector.

“Vector Compensation Committee” means the Compensation Committee of the Board of Directors of Vector.

“Vector Director” means any individual who is a current or former non-employee director of Vector as of the Distribution Date.

“Vector Employee” means any individual who, immediately following the Distribution Date, will be employed by Vector or any member of the Vector Group in a capacity considered by Vector to be common law employment, including active employees and employees on vacation and approved leaves of absence (including maternity, paternity, family, sick, short-term or long-term disability leave, qualified military service under the Uniformed Services Employment and Reemployment Rights Act of 1994, and leave under the Family Medical Leave Act and other approved leaves).

“Vector Equity Award” means, collectively, the Vector Option Awards, Vector Time-Based Restricted Stock Awards and Vector Performance-Based Restricted Stock Awards.

“Vector Group” means, as of the Distribution Date, Vector and each of its former and current Subsidiaries (or any predecessor organization thereof), and any corporation or entity that may become part of such Group from time to time thereafter. The Vector Group shall not include any member of the Spinco Group.

“Vector Health & Welfare Plans” shall have the meaning ascribed thereto in Section 6.1 of this Agreement.

“Vector Labor Agreements” means any agreement with any Employee Representative Body to which Vector or a member of the Vector Group is a party or bound that pertains to any Vector Employees.

“Vector Retained Liabilities” shall have the meaning ascribed thereto in the Distribution Agreement.

“Vector Option Award” means an option to buy Vector Common Stock granted pursuant to a Vector Share Plan.

“Vector Participant” means any individual who, immediately following the Distribution Date, is a Vector Employee, a Former Vector Employee or a beneficiary, dependent or alternate payee of any of the foregoing.

“Vector Performance-Based Restricted Stock Award” shall have the meaning ascribed thereto in Section 7.3 of this Agreement.

“Vector Plan” means any Plan sponsored, maintained or contributed to by Vector or any of its Subsidiaries, including, without limitation, the Vector Share Plans, Vector Supplemental Retirement Plan and Vector Health & Welfare Plans.

“Vector Retained Business” shall have the meaning ascribed thereto in the Distribution Agreement.

“Vector Retained Defined Benefit Pension Plans” means the Retirement Plan of Liggett Group Inc. for Salaried Non-Bargaining Unit Employees and Retirement Plan of Liggett Group Inc. for Bargaining Unit and Hourly Employees.

“Vector Share Plans” means, collectively, the Amended & Restated 1999 Long-Term Incentive Plan, the Amended & Restated 2014 Management Incentive Plan and any other equity incentive compensation plan or arrangement maintained by Vector as of immediately before the Distribution.

“Vector Supplemental Retirement Plan” shall have the meaning ascribed thereto in Section 5.1 of this Agreement.

“Vector Time-Based Restricted Stock Award” shall have the meaning ascribed thereto in Section 7.2 of this Agreement.

Section 1.2 General Interpretive Principles. Words in the singular shall include the plural and vice versa, and words of one gender shall include the other gender, in each case, as the context requires. The words “hereof,” “herein,” “hereunder,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement, and references to Article, Section, paragraph and Exhibit are references to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified. Any reference to any federal, state, local or non-U.S. statute or Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

ARTICLE II

GENERAL PRINCIPLES

Section 2.1 Employees. Except as set forth on Exhibit A attached hereto, (i) the Parties intend that there shall be continuity of employment with respect to the Vector Employees and Spinco Employees following the Distribution Date and (ii) each Vector Employee shall continue to be employed by the Vector Group on and after the Distribution Date, and each Spinco Employee shall continue to be employed by the Spinco Group on and after the Distribution Date.

Section 2.2 Assumption and Retention of Liabilities; Related Assets.

(a) As of the Distribution Date, except as otherwise expressly provided for in this Agreement, Vector shall, or shall cause one or more members of the Vector Group to, assume or retain and Vector hereby agrees to pay, perform, fulfill and discharge, in due course in full (i) all Liabilities under all Vector Plans, (ii) all Liabilities with respect to the employment, retirement, service, termination of employment or termination of service of all Vector Employees, Former Vector Employees, Vector Directors, their dependents and beneficiaries and other service providers (including any individual who is, or was, an independent contractor, temporary employee, temporary service worker, consultant, freelancer, agency employee, leased employee, on-call worker, incidental worker, or non-payroll worker of any member of the Vector Group or in any other employment, non-employment, or retainer arrangement or relationship with any member of the Vector Group), in each case to the extent arising in connection with or as a result of employment with or the performance of services for any member of the Vector Group, and (iii) any other Liabilities expressly assumed by or retained by Vector or any of its Subsidiaries under this Agreement. For purposes of clarification and the avoidance of doubt, the Liabilities assumed or retained by the Vector Group as provided for in this Section 2.2(a) are intended to be Vector Retained Liabilities as such term is defined in the Distribution Agreement.

(b) As of the Distribution Date, except as otherwise expressly provided for in this Agreement, Spinco shall, or shall cause one or more members of the Spinco Group to, assume or retain and Spinco hereby agrees to pay, perform, fulfill and discharge, in due course in full (i) all Liabilities under all Spinco Plans, (ii) all Liabilities with respect to the employment, service, retirement, termination of employment or termination of service of all Spinco Employees, Former Spinco Employees, their dependents and beneficiaries and other service providers (including any individual who is, or was, an independent contractor, temporary employee, temporary service worker, consultant, freelancer, agency employee, leased employee, on-call worker, incidental worker, or non-payroll worker of any member of the Spinco Group or in any other employment, non-employment, or retainer arrangement or relationship with any member of the Spinco Group), and (iii) any other Liabilities expressly assumed or retained by Spinco or any of its Subsidiaries under this Agreement. For purposes of clarification and the avoidance of doubt, the Liabilities assumed or retained by the Spinco Group as provided for in this Section 2.2(b) are intended to be Spinco Liabilities as such term is defined in the Distribution Agreement.

(c) From time to time after the Distribution, Spinco shall promptly reimburse Vector, upon Vector’s presentation of such substantiating documentation as Spinco shall reasonably request, for the cost of any Liabilities satisfied by Vector or its Subsidiaries that are, or that have been made pursuant to this Agreement, the responsibility of Spinco or any of its Subsidiaries.

(d) From time to time after the Distribution, Vector shall promptly reimburse Spinco, upon Spinco’s presentation of such substantiating documentation as Vector shall reasonably request, for the cost of any Liabilities satisfied by Spinco or its Subsidiaries that are, or that have been made pursuant to this Agreement, the responsibility of Vector or any of its Subsidiaries.

Section 2.3 Spinco Participation in Vector Plans.

(a) Except as otherwise expressly provided for in this Agreement, effective as of the Distribution Date, the Vector Group shall take any and all action as shall be necessary or appropriate so that participation in the Vector Plans by all Spinco Participants, if any, shall terminate as of the close of business on the date immediately prior to the Distribution Date and each member of the Spinco Group shall cease to be a Participating Company in the corresponding Vector Plans as of such time.

Section 2.4 Service Recognition. Spinco shall give each Spinco Participant full credit for purposes of eligibility, vesting, determination of level of benefits, and, to the extent applicable, benefit accruals under any Spinco Plan for such Spinco Participant’s service with any member of the Vector Group or Spinco Group prior to the Distribution Date to the same extent such service was recognized by the corresponding Vector Plans immediately prior to the Distribution Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in the duplication of benefits.

ARTICLE III

U.S. QUALIFIED DEFINED BENEFIT PLAN

Section 3.1 Defined Benefit Pension Plans. As of the Distribution Date, Vector or a member of the Vector Group shall retain all of the assets in the trust underlying the Vector Retained Defined Benefit Pension Plans, and remain responsible for all Liabilities under the Vector Retained Defined Benefit Pension Plans.

ARTICLE IV

U.S. QUALIFIED DEFINED CONTRIBUTION PLANS

Section 4.1 Vector 401(k) Plan. As of the Distribution Date, Vector or a member of the Vector Group shall retain sponsorship of and responsibility for the Vector 401(k) Plan, including Liabilities associated with the accounts of each Vector Participant under the Vector 401(k) Plan. Each Vector Participant who immediately prior to the Distribution Date was a participant in, or entitled to future benefits under, the Vector 401(k) Plan shall continue to have such rights, privileges and obligations under the Vector 401(k) Plan as is provided thereunder following the Distribution Date.

Section 4.2 Spinco 401(k) Plan. As of the Distribution Date, Spinco or a member of the Spinco Group shall retain sponsorship of and responsibility for the Spinco 401(k) Plan, including Liabilities associated with the accounts of each Spinco Participant under the Spinco 401(k) Plan. Each Spinco Participant who immediately prior to the Distribution Date was a participant in, or entitled to future benefits under, the Spinco 401(k) Plan shall continue to have such rights, privileges and obligations under the Spinco 401(k) Plan as is provided thereunder following the Distribution Date.

ARTICLE V

NONQUALIFIED PLANS

Section 5.1 Vector Supplemental Retirement Plan. As of the Distribution Date, Vector or a member of the Vector Group shall assume or retain all Liabilities under the Vector Group Ltd. Supplemental Retirement Plan (as amended or restated, the “Vector Supplemental Retirement Plan”) relating to Vector Employees and Former Vector Employees.

Section 5.2 No Separation from Service. The transactions provided for under this Agreement shall not constitute a separation from service or a termination of employment under the Vector Supplemental Retirement Plan, and no distribution of retirement benefits shall be made to any Vector Employee or Spinco Employee on account of these transactions.

ARTICLE VI

U.S. HEALTH AND WELFARE PLANS

Section 6.1 Vector Health and Welfare Plans. Vector or one or more of its Subsidiaries maintain each of the health and welfare plans set forth on Exhibit B attached hereto (the “Vector Health & Welfare Plans”) for the benefit of eligible Vector Participants. Effective as of the Distribution Date, Vector shall, or shall cause one of its Subsidiaries to, retain sponsorship of and responsibility for the Vector Health & Welfare Plans and all of the Liabilities thereunder, including, without limitation, responsibility for compliance with the health care continuation coverage requirements of COBRA.

Section 6.2 Spinco Health & Welfare Plans. Spinco or one or more of its Subsidiaries maintain each of the health and welfare plans set forth on Exhibit C attached hereto (the “Spinco Health & Welfare Plans”) for the benefit of eligible Spinco Participants. Effective as of the Distribution Date, Spinco shall, or shall cause one of its Subsidiaries to, retain sponsorship of and responsibility for the Spinco Health & Welfare Plans and all of the Liabilities thereunder, including, without limitation, responsibility for compliance with the health care continuation

Section 6.3 Time-Off Benefits. Spinco shall credit each Spinco Participant with the amount of accrued but unused vacation time, sick time and other time-off benefits as such Spinco Participant had with the Vector Group or the Spinco Group, as applicable, as of the Distribution Date.

Section 6.4 Severance Pay Plans. The Parties acknowledge and agree that the transactions contemplated by the Distribution Agreement will not constitute a termination of employment of any Vector Participant or Spinco Participant for purposes of any policy, plan, program or agreement of Vector or Spinco or any member of the Vector Group or Spinco Group that provides for the payment of severance, separation pay, salary continuation or similar benefits in the event of a termination of employment.

ARTICLE VII

TREATMENT OF OUTSTANDING EQUITY AWARDS

Section 7.1 Vector Option Awards. In connection with the Distribution, each holder of a Vector Option Award, whether vested or unvested, that is outstanding on the Record Date will receive one share of Spinco Common Stock for every two shares of Vector Common Stock underlying such Vector Option Award. The Distribution will be made to such holder, less any required withholding Taxes, at the same time that the Distribution is made to the Vector stockholders. Except as set forth in the immediately preceding sentence, there will be no other actions or adjustments with respect to the existing Vector Option Awards in connection with the Distribution and the Vector Option Awards will continue to be governed by the same terms and conditions (including vesting terms, the number of shares of Vector Common Stock underlying the Vector Option Awards and the exercise price of such Vector Option Awards), as were applicable to the Vector Option Awards immediately prior to the Distribution.

Section 7.2 Vector Time-Based Restricted Stock Awards.

In connection with the Distribution, each holder of a Vector Restricted Stock Award subject to time vesting conditions (a “Vector Time-Based Restricted Stock Award”) that is outstanding on the Record Date will receive one share of Spinco Common Stock for every two shares of Vector Common Stock underlying such Vector Time-Based Restricted Stock Award. The Distribution will be made to such holder, less any required withholding Taxes, at the same time that the Distribution is made to the Vector stockholders. Except as set forth in the immediately preceding sentence, there will be no other actions or adjustments with respect to the Vector Time-Based Restricted Stock Awards in connection with the Distribution and the Vector Time-Based Restricted Stock Awards will continue to be governed by the same terms and conditions (including vesting terms and the number of shares of Vector Common Stock underlying the Vector Time-Based Restricted Stock Awards), as were applicable to the Vector Time-Based Restricted Stock Awards immediately prior to the Distribution.

Section 7.3 Vector Performance-Based Restricted Stock Awards.

In connection with the Distribution, each holder of a Vector Restricted Stock Award subject to performance vesting conditions (a “Vector Performance-Based Restricted Stock Award”) that is outstanding on the Record Date will receive one share of Spinco Common Stock for every two shares of Vector Common Stock underlying such Vector Performance-Based Restricted Stock Award, provided that (i) for the Vector Performance-Based Restricted Stock Award granted on November 10, 2015, the Distribution will be subject to the same restrictions as the underlying Vector Performance-Based Restricted Stock Award, and when the underlying Vector Performance-Based Restricted Stock Award vests, the Distribution will be made, less any required withholding Taxes and (ii) for the Vector Performance-Based Restricted Stock Award granted on February 24, 2021, the Distribution will be made to such holder, less any required withholding Taxes, at the same time that the Distribution is made to the Vector stockholders. Except as set forth in the immediately preceding sentence, there will be no other actions or adjustments with respect to the Vector Performance-Based Restricted Stock Awards in connection with the Distribution and the Vector Performance-Based Restricted Stock Awards will continue to be governed by the same terms and conditions (including vesting terms and the number of shares of Vector Common Stock underlying the Vector Performance-Based Restricted Stock Awards) as were applicable to the Vector Performance-Based Restricted Stock Awards immediately prior to the Distribution.

Section 7.4 Fractional Shares. No fractional shares of Spinco Common Stock will be issued in connection with the Distribution. If a holder of an outstanding Vector Equity Award would be entitled to receive a fractional share, such amount will be paid in cash at the time provided in Section 7.1, 7.2 or 7.3, as applicable, less any required withholding Taxes.

Section 7.5 Taxes and Withholding. Vector shall have sole responsibility for (i) ensuring the satisfaction of all applicable Tax payments (including the funding of any employer taxes) and withholding requirements relating to the Distribution made in respect of Vector Equity Awards and (ii) ensuring the collection and remittance of applicable Taxes to the applicable Governmental Entity. Vector shall claim any federal, state and/or local tax deductions in connection therewith, and Spinco shall not claim such deductions. The employee portion of applicable Taxes relating the Distribution in respect of Vector Equity Awards shall be satisfied by employees holding Vector Equity Awards via net share withholding. In connection therewith, a number of shares of Spinco Common Stock equal to each employee’s maximum Tax obligation will not be distributed to such employee, the shares of Spinco Common Stock so withheld shall not be issued by Spinco and Vector shall pay such employee’s Tax obligation to the applicable Governmental Entity.

ARTICLE VIII

ADDITIONAL COMPENSATION AND BENEFITS MATTERS

Section 8.1 Cash Incentive Awards.

(a) Effective as of the Distribution Date, Spinco shall assume or retain, as applicable, responsibilities for all Liabilities, and fully perform, pay and discharge all Liabilities when such Liabilities become due, relating to any annual cash incentive awards, or portion of any such incentive awards that any Spinco Participant is eligible to receive with respect to any performance period that ends after the Distribution Date and, effective as of the Distribution Date, Vector shall have no obligations with respect to any such incentive awards. Notwithstanding the foregoing, Vector shall retain all Liabilities, and fully perform, pay and discharge all Liabilities when such Liabilities become due, relating to any annual cash incentive award established with respect to the fiscal year ending December 31, 2021 to a Vector Participant or Spinco Participant who, immediately prior to the Distribution, was a “corporate” employee of Vector.

(b) Vector acknowledges and agrees that, except as otherwise provided herein, it shall have full responsibility with respect to any Liabilities and the payment or performance of any obligations arising out of or relating to any incentive, commission or other similar compensatory arrangement previously provided by any member of the Vector Group or Spinco Group to any Vector Participant.

(c) Spinco acknowledges and agrees that, except as otherwise provided herein, it shall have full responsibility with respect to any Liabilities and the payment or performance of any obligations arising out of or relating to any incentive, commission or other similar compensatory arrangement previously provided by any member of the Vector Group or Spinco Group to any Spinco Participant.

Section 8.2 Individual Arrangements.

(a) Vector Individual Arrangements. Vector acknowledges and agrees that, except as otherwise provided herein, it shall have full responsibility with respect to any Liabilities and the payment or performance of any obligations arising out of or relating to any employment, separation, severance, consulting, non-competition, retention or other compensatory arrangement previously provided by any member of the Vector Group or Spinco Group to any Vector Participant.

(b) Spinco Individual Arrangements. Spinco acknowledges and agrees that, except as otherwise provided herein, it shall have full responsibility with respect to any Liabilities and the payment or performance of any obligations arising out of or relating to any employment, separation, severance, consulting, non-competition, retention or other compensatory arrangement previously provided by any member of the Vector Group or Spinco Group to any Spinco Participant.

Section 8.3 Labor Matters. As of the Distribution Date, Vector or a member of the Vector Group shall assume or retain all Liabilities under the Vector Labor Agreements relating to Vector Employees and Former Vector Employees.

Section 8.4 Director Programs. Vector shall retain responsibility for the payment of any compensation payable in respect of service on the Vector Board that are payable but not yet paid as of the Distribution Date, and Spinco shall have no responsibility for any such payments (to an individual who is a member of the Spinco Board of Directors as of the Distribution Date or otherwise).

ARTICLE IX

INDEMNIFICATION

Section 9.1 Indemnification. All Liabilities retained or assumed by or allocated to Vector or the Vector Group pursuant to this Agreement shall be deemed to be “Vector Retained Liabilities” (as defined in the Distribution Agreement) for purposes of Article II of the Distribution Agreement, and all Liabilities retained or assumed by or allocated to Spinco or the Spinco Group pursuant to this Agreement shall be deemed to be “Spinco Liabilities” (as defined in the Distribution Agreement) for purposes of Article II of the Distribution Agreement.

ARTICLE X

GENERAL AND ADMINISTRATIVE

Section 10.1 Sharing of Information. Vector and Spinco (acting directly or through their respective Subsidiaries) shall provide to the other and their respective agents and vendors all Information as the other may reasonably request to enable the requesting Party to administer efficiently and accurately each of its Plans, to assist Spinco in obtaining its own insurance policies to provide benefits under Spinco Plans, and to determine the scope of, as well as fulfill, its obligations under this Agreement; provided, however, that, in the event that any Party reasonably determines that any such provision of Information could be commercially detrimental to such Party or any member of its Group, violate any Law or agreement to which such Party or member of its Group is a party, or waive any attorney-client privilege applicable to such Party or member of its Group, the Parties shall provide any such Information and the Parties shall take all reasonable measures to comply with the obligations pursuant to this Section 10.1 in a manner that mitigates any such harm or consequence to the extent practicable, and the Parties agree to cooperate with each other and take such commercially reasonable steps as may be practicable to preserve the attorney-client privilege with respect to the disclosure of any such Information. Such Information shall, to the extent reasonably practicable, be provided in the format and at the times and places requested, but in no event shall the Party providing such Information be obligated to incur any out-of-pocket expenses not reimbursed by the Party making such request or make such Information available outside of its normal business hours and premises. Any Information shared or exchanged pursuant to this Agreement shall be subject to the same confidentiality requirements set forth in Section 8.5 of the Distribution Agreement.

Section 10.2 Reasonable Efforts/Cooperation. Each of the Parties hereto will use its commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement, including adopting plans or plan amendments. Each of the Parties hereto shall cooperate fully on any issue relating to the transactions contemplated by this Agreement for which the other Party seeks a determination letter or private letter ruling from the IRS, an advisory opinion from the DOL or any other filing, consent or approval with respect to or by a Governmental Authority.

Section 10.3 Non-Termination of Employment; No Third-Party Beneficiaries. No provision of this Agreement or the Distribution Agreement shall be construed to create any right, or accelerate entitlement, to any compensation or benefit whatsoever on the part of any Vector Employee or Spinco Employee or other future, present, or former employee of any member of the Vector Group or Spinco Group under any Vector Plan or Spinco Plan or otherwise. This Agreement is solely for the benefit of the Parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or persons (including any employee or former employee of Vector or Spinco or either of their respective Subsidiaries or any beneficiary or dependent thereof) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. No provision in this Agreement shall modify or amend any other agreement, plan, program, or document unless this Agreement explicitly states that the provision “amends” that other agreement, plan, program, or document. This shall not prevent the Parties entitled to enforce this Agreement from enforcing any provision in this Agreement, but no other person shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to another agreement, plan, program, or document unless the provision is explicitly designated as such in this Agreement, and the person is otherwise entitled to enforce the other agreement, plan, program, or document. If a person not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to another agreement, plan, program, or document, and that provision is construed to be such an amendment despite not being explicitly designated as one in this Agreement, that provision in this Agreement shall be void ab initio, thereby precluding it from having any amendatory effect. Furthermore, nothing in this Agreement is intended to confer upon any employee or former employee of Vector, Spinco or either of their respective Subsidiaries any right to continued employment, or any recall or similar rights to an individual on layoff or any type of approved leave.

Section 10.4 Consent of Third Parties. If any provision of this Agreement is dependent on the consent of any third party and such consent is withheld, the Parties hereto shall use their reasonable best efforts to implement the applicable provisions of this Agreement to the fullest extent practicable. If any provision of this Agreement cannot be implemented due to the failure of such third party to consent, the Parties hereto shall negotiate in good faith to implement the provision in a mutually satisfactory manner.

Section 10.5 Access to Employees. Following the Distribution Date, Vector and Spinco shall, or shall cause each of their respective Subsidiaries to, make available to each other those of their employees who may reasonably be needed in order to defend or prosecute any legal or administrative action (other than a legal action between any member of the Vector Group and any member of the Spinco Group) to which any employee, director or Plan of the Vector Group or Spinco Group is a party and which relates to their respective Plans prior to the Distribution Date.

Section 10.6 Beneficiary Designation/Release of Information/Right to Reimbursement. To the extent permitted by applicable Law and except as otherwise provided for in this Agreement, all beneficiary designations, authorizations for the release of information and rights to reimbursement made by or relating to Spinco Participants under Vector Plans shall be transferred to and be in full force and effect under the corresponding Spinco Plans until such beneficiary designations, authorizations or rights are replaced or revoked by, or no longer apply to, the relevant Spinco Participant.

Section 10.7 Not a Change in Control. The Parties hereto acknowledge and agree that the transactions contemplated by the Distribution Agreement and this Agreement do not constitute a “change in control” for purposes of any Vector Plan or Spinco Plan.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Effect If Distribution Does Not Occur. Notwithstanding anything in this Agreement to the contrary, if the Distribution Agreement is terminated prior to the Distribution Date, then all actions and events that are, under this Agreement, to be taken or occur effective immediately prior to or as of the Distribution Date, or otherwise in connection with the Distribution, shall not be taken or occur except to the extent specifically agreed to in writing by Vector and Spinco and neither Party shall have any Liability to the other Party under this Agreement.

Section 11.2 Complete Agreement; Construction. This Agreement, including the Exhibits, shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

Section 11.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party.

Section 11.4 Survival of Agreements. Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Distribution Date.

Section 11.5 Notices. All notices and other communications hereunder shall be in writing, shall reference this Agreement and shall be hand delivered or mailed by registered or certified mail (return receipt requested) to the Parties at the following addresses (or at such other addresses for a Party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

To Vector:

Vector Group Ltd.

4400 Biscayne Boulevard

Miami, Florida 33137

Attention: General Counsel

To Spinco:

Douglas Elliman Inc.,

4400 Biscayne Boulevard

Miami, Florida 33137

Attention: General Counsel

Section 11.6 Waivers. The failure of any Party to require strict performance by any other Party of any provision in this Agreement will not waive or diminish that Party’s right to demand strict performance thereafter of that or any other provision hereof.

Section 11.7 Amendments. Subject to the terms of Section 11.8 and 11.10 hereof, this Agreement may not be modified or amended except by an agreement in writing signed by each of the Parties.

Section 11.8 Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any Party without the prior written consent of the other Party, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void; provided that either Party may assign this Agreement to a purchaser (by merger, sale of assets or otherwise) of all or substantially all of the properties and assets of such Party so long as such purchaser expressly assumes, in a written instrument in form reasonably satisfactory to the non-assigning Party, the due and punctual performance or observance of every agreement and covenant of this Agreement on the part of the assigning Party to be performed or observed. Any arrangement in violation of the provisions of this Section 11.8 shall be void.

Section 11.9 Successors and Assigns. The provisions to this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 11.10 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any entity that is contemplated to be a Subsidiary of such Party after the Distribution Date.

Section 11.11 Title and Headings. Titles and headings to Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 11.12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any conflict of law or other rule that would result in the application of the law of a different jurisdiction.

Section 11.13 Waiver of Jury Trial. The Parties hereby irrevocably waive any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement.

Section 11.14 Specific Performance. From and after the Distribution, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Parties agree that the Party to this Agreement who is or is to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that, from and after the Distribution, the remedies at law for any breach or threatened breach of this Agreement, including monetary damages, are inadequate compensation for any Loss, that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived.

Section 11.15 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

VECTOR GROUP LTD.

By:	/s/ J. Bryant Kirkland III
Name:	J. Bryant Kirkland III
Title:	Senior Vice President, Treasurer and Chief Financial Officer

DOUGLAS ELLIMAN INC.

By:	/s/ Richard J. Lampen
Name:	Richard J. Lampen
Title:	Executive Vice President and Chief Operating Officer